                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                              (Amendment No. 3 )*
                                       of
                          Tweedy, Browne Company L.P.




                                  SCHEDULE 13D
                              (Amendment No. 2)*
                                       of
                           Vanderbilt Partners, L.P.



                   Under the Securities Exchange Act of 1934

                           PROLER INTERNATIONAL CORPORATION
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $1.00
                         (Title of Class of Securities)

                                   743396103
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                           New York, New York  10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                October 25, 1995
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /    /.

Check the following box if a fee is paid with the statement /   /.  (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

---------------------------                             ---------------------
CUSIP No.       743396103                               PAGE     OF     PAGES
               -----------                                   ---    ---
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company L.P. ("TBC")

-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /  /
                                                                  (b) /xx/

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3       SEC USE ONLY



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4       SOURCE OF FUNDS

        00

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)

                                                                       /  /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

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      NUMBER OF         7       SOLE VOTING POWER  TBC has sole voting power
                                power with respect to 415,897 shares held in
        SHARES                  certain TBC accounts (as hereinafter defined).
                                Additionally, certain of the general partners
     BENEFICIALLY               of TBC may be deemed to have sole power to vote
                                certain shares as more fully set forth herein.
     OWNED BY EACH    -------------------------------------------------------
                        8       SHARED VOTING POWER
       REPORTING
                                0 shares
        PERSON        -------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER   0 shares, except that
         WITH                   certain of the general partners of TBC may be
                                deemed to have sole power to dispose of certain
                                shares as more fully set forth herein.
                      -------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                453,923 shares held in accounts of TBC (as
                                hereinafter defined).
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        453,923 shares
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        /  /
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.63%
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14      TYPE OF REPORTING PERSON

        PN, BD & IA
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CUSIP No.       743396103                               PAGE     OF     PAGES
               -----------                                   ---    ---
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-----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")

-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /  /
                                                                  (b) /xx/

-----------------------------------------------------------------------------
3       SEC USE ONLY



-----------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC AND BK

-----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

                                                                      /  /
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

-----------------------------------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER  5,000 shares, except that
                                the general partners in Vanderbilt, solely
        SHARES                  by reason of their positions as such, may be
                                deemed to have shared power to vote these
     BENEFICIALLY               shares.
                      -------------------------------------------------------
     OWNED BY EACH      8       SHARED VOTING POWER

       REPORTING                0 shares
                      -------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER   5,000 shares, except
                                that the general partners in Vanderbilt,
         WITH                   solely by reason of their positions as such,
                                may be deemed to have shared power to vote
                                these shares.
                      -------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0 shares
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        5,000 shares
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        /  /
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.11%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
-----------------------------------------------------------------------------

PRELIMINARY NOTE

     This Joint Amendment No. 2 (as defined below) is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company L.P. ("TBC") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be the beneficial owner of in excess of 5% of the Common Stock of Proler International Corporation and is prompted by an examination on October 25, 1995 of the Issuer's report on Form 10-Q for the quarter ended June
30, 1995.    However the filing of this Joint Amendment No. 2 (as defined below) should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     Puruant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, each of TBC and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Common Stock of Proler International Corporation. TBC filed a Statement on Schedule 13D, dated as of December 14, 1994, (the"TBC 13D"). Subsequently, Vanderbilt filed a Statement on Schedule 13D, dated as of January 26, 1995, (the "Vanderbilt 13D"), which was also Amendment No. 1 filed by TBC to the TBC 13D (the "Combined Statement/Amendment"). The Combined Statement/Amendment was also subsequently amended by TBC and Vanderbilt and was dated as of March 10, 1995 (the "Joint Amendment No. 1"). This joint filing by TBC and Vanderbilt is Amendment No. 3 to the TBC 13D and Amendment No. 2 to the Vanderbilt 13D and is dated as of February 6, 1996 (the "Joint Amendment No. 2"). Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Joint Amendment No. 2 also includes an amended and restated composite of all paper filings to date made by TBC and Vanderbilt, respectively, on Schedule 13D with respect to Proler International Corporation.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock"), of Proler International Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment, is a company organized under the laws of Delaware, with its principal executive offices located at 4265 San Felipe Avenue, Suite 900, Houston, Texas 77027.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement between TBC and Vanderbilt that this Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

     This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

     The general partners of TBC and Vanderbilt are Christopher H. Browne,
William H. Browne and John D. Spears (the "General Partners").   By reason of
their positions as general partners in TBC and Vanderbilt, the General Partners may be deemed to control TBC and Vanderbilt, respectively.

     (b) The business address of each of TBC, Vanderbilt and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

     (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

      Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

       The present principal occupation of each of the General Partners is serving as such for TBC, Vanderbilt and TBK Partners, L.P., a private investment partnership. The principal business address of TBC and Vanderbilt is set forth above. The principal business address of TBK Partners, L.P. is 52 Vanderbilt Avenue, New York, New York 10017.

     (d) None of TBC, Vanderbilt, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of TBC, Vanderbilt, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

     (f) Each of TBC and Vanderbilt is a Delaware limited partnership. Each of the General Partners is a citizen of the United States of Ameria.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 453, 923 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $3,166,365.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, Vanderbilt beneficially owns directly 5,000 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate market value of the Vanderbilt Shares, including brokerage commissions, was $32,867.

     It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of TBC and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of Schedule 13D, except that TBC and Vanderbilt may dispose of all or some of the TBC Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 453,923 shares of Common Stock, which constitutes approximately 9.63% of the 4,714,158 shares of Common Stock which TBC believes to the total number of shares of Common Stock outstanding. Such shares are held in the TBC Accounts.


     As of the date hereof, Vanderbilt beneficially owns directly 5,000 shares of Common Stock, which constitutes approximately 0.11% of the 4,714,158 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 458,923 shares, which constitutes approximately 9.73% of the 4,714,158 shares of Common Stock which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC and Vanderbilt, respectively, is 458,923 shares, which constitutes approximately 9.73 % of the 4,714,158 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

     Each of TBC and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 453,923 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 415,897 shares of Common Stock held in certain TBC Accounts.

          Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the voting of 415,897 shares of Common Stock held in certain TBC Accounts.

          Vanderbilt has the sole power to vote or direct the vote of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the voting of and to dispose or direct the disposition of the Vanderbilt Shares.


     (c) During the sixty day period ended as of the date hereof, TBC and Vanderbilt have purchased shares of the Common Stock in open market transactions, as follows:


REPORTING                     NO. OF SHARES                 PRICE
PERSON         DATE           PURCHASED                     PER SHARE
TBC            12/19/95       1,500                         $7 3/8
               12/20/95         500                         $7 3/8
               12/22/95         630                         $7 3/8
               12/28/95       1,340                         $7 1/2



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being General Partners in Vanderbilt.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO    SECURITIES OF THE ISSUER

     Except as otherwise described herein, none of TBC or Vanderbilt, nor, to the best knowledge of TBC, or Vanderbilt, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                   SIGNATURE


     Each of Tweedy, Browne Company L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Schedule 13D (which includes the Exhibit annexed hereto) is true, complete and correct.

                                   TWEEDY, BROWNE COMPANY L.P.



                                   By --------------------------
                                      Christopher H. Browne
                                      General Partner





                                   VANDERBILT PARTNERS, L.P.



                                   By --------------------------
                                      Christopher H. Browne
                                      General Partner





Dated: February 6, 1996